CONFIDENTIAL

April 19, 2012

Delivered via E-mail & filed on EDGAR2

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Intermountain Community Bancorp

Registration Statement on Form S-1

Filed March 13, 2012, as amended April 16, 2012

File No. 333-180071

Dear Mr. Clampitt:

Enclosed please find Intermountain Community Bancorp’s (“Intermountain” or “Company”) response to the comments, questions and requests raised in the comment letter of April 18, 2012 related to the above-referenced filing. We have provided the requested information and proposed disclosures specified in your letter. For ease of reference, we have repeated your questions with our responses.

Why are there backstop purchasers?, page 8

1.	Comment: We note your response to comment 6 of our letter dated March 29, 2012 that there is no minimum number of shares that will need to be sold in the offering. Please explain what will happen if the rights offering is not fully subscribed and/or the Legacy Shareholders do not purchase at least 2,413,412 shares.

Response: In response to the Staff’s comment, and as previously provided via electronic mail, Intermountain will include the following language in the Final Prospectus.

In the event Legacy Shareholders do not purchase at least 2,413,412 shares, the Backstop Investors would be proportionately limited in the amount of their investment by their regulatory ownership restrictions, which would reduce the gross proceeds of the Rights Offering accordingly.

We trust that the foregoing is responsive to your inquiries and comments and that you will be in a position to clear the Registration Statement to allow Intermountain to file a request for acceleration. Should you have any further questions, please contact our counsel Stephen M. Klein of Graham and Dunn P.C. at 206-340-9648 or me at 509-363-2635.

Sincerely,

/s/ Douglas M. Wright
Douglas M. Wright
Chief Financial Officer Intermountain Community Bancorp

cc:	Curt Hecker, Chief Executive Officer